Date: July 10, 2008

To: Ms. Anne Nguyen Parker
Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Laura Nicholson

SENT VIA EDGAR

Re:	Yanglin Soybean, Inc.
Registration Statement on Form S-1
Filed May 12, 2008
File No. 333-150822

Annual Report on Form 10-K
for the fiscal year ended Dec. 31, 2007
Filed Mar. 31, 2008
File No. 0-52127

Dear Ms. Parker and Ms. Nicholson:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated June 9, 2008, with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”). For ease of reference, we have set forth below each of the Staff’s comments first, followed by the Company’s response.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response:

In response to Staff’s comments, we will make sure parallel changes are made if comments on a section also relate to disclosure in another section.

2.
In your amended filing, please provide the required disclosure and checkbox regarding the registrant’s status as a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

Response:

In response to Staff’s comments, we revised the front page of our Registration Statement to include the required disclosure and checkbox indicating our status as a smaller reporting company.

A. Parker, Securities and Exchange Commission
July 10, 2008

3.
We note your disclosure that your agent for service of process is located in China. Please disclose whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, any of your officers and directors, or Albert Wong & Company, LLP, and whether investors may enforce these civil liability provisions given that your assets and these other persons are located outside of the United States.

Your disclosure should address the following matters:

1)	an investor’s ability to effect service of process within the United States on you or any of the above-referenced individuals;

2)	an investor’s ability to enforce judgments obtained in U.S. courts against you or the above-referenced individuals based upon the civil liability provisions of the U.S. federal securities laws;

3)	an investor’s ability to enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and

4)
an investor’s ability to bring an original action in an appropriate foreign court to enforce liabilities against you or any of the above-referenced individuals based upon the U.S. federal securities laws.

If you provide this disclosure based on an opinion of counsel, please name counsel in the Prospectus and file as an exhibit to your registration statement a signed consent of counsel to the use of its name and opinion.

Please add related risk factor disclosure, if appropriate.

Response:

In response to Staff’s comments, we respectfully submit that we added additional disclosures and one additional risk factor regarding the difficulties in effecting service upon and enforcing judgments against the Company, directors, executive officers and Albert Wong & Co. LLP. to address the above four (4) factors on page 20 and page 14 of our Prospectus.

4.
Please provide the information required by Item 102 of Regulation S-K. We note the disclosure under the heading “Properties” that you provided in your current report on Form 8-K filed on October 10, 2007 regarding your properties.

Response:

In response to Staff’s comments, we added a section titled “Properties” on pages 66-67 of our Prospectus.

5.	Please disclose in this filing the information required by Item 403 of Regulation S-K.

Response:

In response to Staff’s comments, we added the required disclosure “Securities of Certain Beneficial Ownership and Management” on pages 84-87 of our Prospectus.

6.
Please advise whether your prospectus will include all documents that are referenced as “attached” or “annexed,” such as the Certificate of Designations for your Series A Convertible Preferred Shares and your Certificate of Designations for your Series B Preferred Shares. If such documents will not be attached, please revise your disclosure accordingly.

A. Parker, Securities and Exchange Commission
July 10, 2008

Response:

In response to Staff’s comments, we deleted the references such as “attached” or “annexed” to indicate such documents will not be attached on pages 86-87 of our Prospectus.

7.	Please update the financial statements included in your registration statement to comply with Rule 3-12 of Regulation S-X.

Response:

In response to Staff’s comments, we updated our financial statements and management discussion and analysis section to include the results for our first quarter ended March 31, 2008.

Prospectus Summary, page 3

Our Company, page 5

8.
Please provide independent support for your statement that Heilongjiang Yanglin Soybean Group Co. Ltd. (“Yanglin”) is one of the largest and most integrated non state-owned enterprises engaged in manufacturing non-genetically modified soybean-based products in the People’ Republic of China.

Response:

In response to Staff’s comments, we cite attached Exhibit 1-Comment 8, translation of China Management Daily, Sept. 3, 2007, as support for the statement in second paragraph, first line of page 1 of our Prospectus.

Organizational History, page 5

9.
Similar to the disclosure found in the Form 8-K filed October 10, 2007, please disclose in the Prospectus why you used contractual arrangements to gain control of Yanglin rather than a direct acquisition of Yanglin’s assets or outstanding securities.

Response:
In response to Staff’s comments, we submit that we added the disclosures on page 1 of our Prospectus to indicate the reasons for using contractual arrangements to gain control of Yanglin.

10.
We note your disclosure at page 3 of your current report on Form 8-K filed on October 10, 2007 that certain of the transactions contemplated in the contractual agreements related to your acquisition of control over Yanglin had not yet been consummated. Please provide updated disclosure in your registration statement regarding the status of the identified additional steps, filings and registrations that were required.

Response:

In response to Staff’s comments, we revised our disclosures to reflect the completed transactions on page 1 of our Prospectus.

Risk Factors, page 6

11.	Please reference in this summary of risk factors the risks that you have disclosed in your Risk Factors section regarding the risks related to doing business in China.

Response:

In response to Staff’s comments, we revised our disclosures on pages 4 and 5 of our Prospectus to add a summary of the risks related to doing business in China in our risk factors section.

A. Parker, Securities and Exchange Commission
July 10, 2008

Risk Factors, page 8

Cautionary Statement Regarding Future Results, Forward-Looking Information and Certain Important Factors, page 8

12.
Because you issue penny stock, the safe harbour the Private Securities Litigation Reform Act of 1995 provides does not apply to you. If you retain this section, please revise it to eliminate (1) references to Section 27A of the Securities Act of 1933, (2) references to Section 21E of the Securities Exchange Act of 1934, and (3) any suggestion that the statements to which you refer are “forward looking statements” within the meaning of federal securities law. We refer you to Securities Act Section 27A in general and Section 27A(b)(1)(C) in particular.

Response:

In response to Staff’s comments, we deleted the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 on page 5 of our Prospectus.

Risks Related to Our Management and Internal Control, page 11

It will probably cost a long time to establish adequate management and internal controls..., page 11

13.
Please tailor this risk factor to disclose the deficiencies and weaknesses in your disclosure controls and procedures and internal control over financial reporting that you identified in your annual report on Form 10-K for the year ended December 31, 2007. In addition, please address the risk that you may be unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, and therefore may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

Response:

In response to Staff’s comments, we revised the risk factor on page 9 of our Prospectus to include the deficiencies and weakness in our disclosure controls and procedures and internal control over financial reporting.

Risks Related to Doing business in China, page 13

14.	Please add risk factor disclosure, if applicable, regarding Chinese restrictions on foreign investment.

Response:

In response to Staff’s comments, we added the requested risk factor on page 13 of our Prospectus.

15.
Please add risk factor disclosure regarding the risk that the contractual agreement through which you have established control of Yanglin may not be as effective in providing operational control as direct ownership of Yanglin. Please also reference such risk factor disclosure in your summary of risk factors at page 6.

Response:

In response to Staff’s comments, we added the risk factor on page 13 of our Prospectus and referenced the risk factor disclosure in our summary of risk factors at page 5 of our Prospectus.

16.
We note the disclosure in note 3 of your notes to consolidated financial statements that your bank deposits are all conducted with banks in China where there is currently no rule or regulation mandated on obligatory insurance of bank accounts. If material, please add related risk factor disclosure.

Response:

In response to Staff’s comments, we respectfully submit that no additional disclosure is necessary. Unlike in the United States, Chinese banks are highly regulated and most of the banks are state-owned. The bank deposits are essentially guaranteed by Chinese government. Consumers have confidence in the banks are also because they are state-owned. China is still a country controlled by one party and Chinese government will insure the bank deposits are safe to avoid large unrest. Furthermore, even if a bank insurance company is established, it still will be state-owned. When banks go bankrupt, the loss is still suffered by Chinese government. This is equivalent of taking money from one’s left pocket and put it in the right pocket. Therefore, there is no incentive for the Chinese government to set up bank insurance companies. With respect to consumers, either way, their deposits will be guaranteed by the Chinese government.

A. Parker, Securities and Exchange Commission
July 10, 2008

We may be unable to distribute our assets, page 15

17.
Please revise the heading of this risk factor to include the restrictions on dividends identified in the text of the risk factor. In addition, please disclose, or provide a cross-reference to disclosure set forth at page 35 regarding the restrictions on dividends that relates to the requirement to first establish reserves.

Response:

In response to Staff’s comments, we revised the risk factor heading on page 15 of our Prospectus to include the restrictions on dividends.

We may be treated as a resident enterprise..., page 15

18.
Please update the disclosure set forth in this risk factor to reflect the fact that the January 1, 2008 effective date for the Enterprise Income Tax Law, as described in your filing, has passed. Please disclose the resulting risks.

Response:

In response to Staff’s comments, we revised the risk factor on page 15 of our Prospectus to indicate the fact that January 1, 2008 effective date for Enterprise Income Tax Law has passed.

We have limited business insurance coverage in China, which could harm our business, page 15

19.
We note your disclosure at page 43 of your current report on Form 8-K filed on October 10, 2007 that you have inadequate insurance coverage. Such risk factor disclosure was not limited solely to your limited business insurance coverage. Please expand the risk factor in your registration statement to address all such risks.

Response:

In response to Staff’s comments, we expanded our risk factor on page 16 of our Prospectus regarding the inadequacies of insurance coverage.

Risks Related To The Market For Our Stock, page 16

We may not be able to achieve and maintain an effective system of internal control..., page 17

20.
Please update this risk factor to reflect the fact that you have filed your 10-K for the fiscal year ended December 31, 2007 and your management has evaluated your disclosure controls and procedures and internal control over financial reporting.

Response:

In response to Staff’s comments, we revised the risk factor on page 18 of our Prospectus to indicate the fact that we have filed our 10-K for the fiscal year ended Dec. 31, 2007.

We may require additional capital..., page 17

21.
Please provide a separate risk factor that addresses the risk of dilution to your shareholders resulting from your future capital raising and conversion of outstanding shares of preferred stock and warrants, including a reference to the related registration rights that have been granted to holders of outstanding securities.

A. Parker, Securities and Exchange Commission
July 10, 2008

Response:

In response to Staff’s comments, we added the risk factor on page 18 of our Prospectus to address the risk of dilution to our shareholders resulting from our future capital raising.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 20

Major Performance Factors, page 21

22.
Please provide independent support for your statement that your price is usually more competitive than that of your major rivalry because you have higher operating efficiency and better control over cost.

Response:

In response to Staff’s comments, we refer you to the following two web links: http://www.tqfutures.com/ddjc-wht/cnpoil1.htm for soybean oil prices and http://www.tqfutures.com/ddjc-wht/cnpmeal1.htm for soybean meal prices. We translated the materials from the two web links referenced above and attached as Exhibit 2-Comment 22. This Exhibit 2 is the support for our statement in paragraph 2 under the heading “Market Demand” on page 23 of our Prospectus.

Gross Profit, page 22

23.	Please disclose in this section when you expect to launch the “high-end products” referenced.

Response:
In response to Staff’s comments, we submit that the schedule of launching the high-end products is as follows:
Squeezed Oil has already been launched by the end of 2007; Powdered Soybean Oil, within July 2008; Concentrated Protein and Defatted Soy Powder, within August 2008; Textured Protein will be launched within the 2nd quarter of 2009. Please refer to page 23 of our Prospectus.

Quantitative and Qualitative Disclosures About Market Risk, page 37

24.
We note that you provide a qualitative discussion about market risk as it pertains to interest rate risk, foreign currency exchange risk and commodity price risk. However, it does not appear that you have provided the quantitative disclosures required by Item 305 of Regulation S-K, requiring at least one of the three disclosure alternatives.

Response:

In response to Staff’s comments, we revised pages 49-50 of our Prospectus to include the quantitative disclosures about market risks.

25.
When discussing interest rate risk, you state that you do not have any long-term debt. However, we note you present long term debt due to banks on your balance sheet and details at Note 12. Please resolve this inconsistency.

In addition, please insert a tabular disclosure of your contractual obligations, as required by Item 303(a)(5) of Regulation S-K, including your obligations under bank loans, operating and capital leases, and other arrangements.

Response:

In response to Staff’s comments, we deleted the statement that we do not have nay long term debt. In addition we included the tabular disclosure of our contractual obligations on page 48 of our Prospectus.

A. Parker, Securities and Exchange Commission
July 10, 2008

Business, page 38

26.
Please describe the material terms of the agreements by which you have obtained control over Yanglin, including the consignment agreements, the exclusive purchase option agreement, the registered trademark transfer agreement, the trademark licensing agreement, and the consigned management agreement.

Response:

In response to Staff’s comments, we revised pages 73-75 of our Prospectus to describe the material terms of the consignment agreements, the exclusive purchase option agreement, etc.

27.
Please provide independent support for your disclosure at page 40 that you believe it is the increased consumption of soybean and palm oil in the People’s Republic of China and India that is to account for the bulk of the growth in global consumption of oils and fats.

Response:

In response to Staff’s comments, we cite the web link, http://www.fas.usda.gov/oilseeds/circular/2006/06-06/Junecov.pdf , attached as Exhibit 3-Comment 27 as the support for our statement “ The growth is driven by the sustained income growth in the emerging market countries such as the PRC and India and we believe it is the increased consumption of soybean and palm oil in these countries that is to account for the bulk of such growth.” in the first paragraph under the table on page 53 of our Prospectus.

28.
In addition, please ensure that the materials that you cite in support of the statements that you make in your filing present the referenced information in English. For example, the website cited in support of the graph provided at page 41 does not include any English translations. To expedite our review,, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your Prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal or no cost, it appears that consent of the third party to the use of the information in the Prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Response:

In response to Staff’s comments, we cite the web link, http://sjzl.agri.gov.cn/rpt/reportControl/reports.aspx?Target=_self&ReportID=21  and attached Exhibit 4-Comment 28 as the support for the statement in the second paragraph under the table on page 53 and the graph on page 54 of our Prospectus. These sources are publicly available through world wide web.

29.
Provide the basis for your belief that a growing number of consumers prefer their soybean products to be made from non-genetically modified soybeans, and that there are potential health issues associated with genetically modified soybean products.

Response:

In response to Staff’s comments, we attached Exhibit 5-Comment 29, obtained from: http://agbioforum.org/v4n34/v4n34a10-moon.htm, as the support for the statement “a growing number of consumers prefer their soybean products to be made from non-genetically modified soybeans” in the second paragraph under the heading “Non-Genetically Modified Soybean Products” on page 54 of our Prospectus. Furthermore, we deleted the statement “Owing to potential health issues associated with genetically modified soybean products” in the same paragraph.

Government Support for the Soybean Industry, page 41

30.	Please identify the measures that the Chinese government has taken to promote industries tat produce non-genetically modified soybean food products.

A. Parker, Securities and Exchange Commission
July 10, 2008

Response:

In response to Staff’s comments, we expanded our disclosures for the actions taken by Chinese government on page 54 of our Prospectus.

Our Suppliers of Soybeans, page 44

31.	Please provide a basis for your statement that “Yanglin” soybeans “provide higher oil yield.” Disclose what you are comparing the “Yanglin” soybeans to when you say the oil yield is “higher.”

Response:

In response to Staff’s comments, we attached Exhibit 6-Comment 31, a copy of the inspection report of Yang 02-1, the soybean seeds developed by Yanglin’s affiliate company and the translation of the report, as support for our statement “Yanglin soybeans provide higher oil yield” in the fourth paragraph of page 58 of our Prospectus. Furthermore, we are comparing to He Feng 40, a kind of soybean with high oil content widely used in China. He Feng 40 contains 22.07% of oil and fat while our Yang 02-1 contains 23.89% of oil and fat.

Our Competitors, page 46

32.
Discuss in better detail your statement that you do not compete with companies that produce genetically modified soybeans products. For example, discuss whether your customers purchase exclusively non-genetically modified soybean products and whether your distribution channels handle only non-genetically modified soybean products. Discuss how your market is distinct from that of the genetically modified soybean market, such as whether you have different product categories or price points.

Response:

In response to Staff’s comments, we revised our disclosure on page 61 of our Prospectus.

Management, page 52

33.
If applicable, please provide the information required by Items 401, 402 and 403 regarding the executive officers and directors of Yanglin Soybean, Inc. If the disclosure you have provided is applicable to both Heilongjiang Yanglin Soybean Group Co. Ltd. (“Yanglin”) and Yanglin Soybean, Inc., please clarify as such.

Response:

In response to Staff’s comments, we revised our disclosure on page 67 of our Prospectus to indicate the disclosure is applicable to both Heilongjiang Yanglin Soybean Group Co. Ltd. and Yanglin Soybean, Inc.

34.
Please disclose the business experience of each of your officers and directors, without gaps. For example, please disclose how long Mr. Liu has served as the chief executive officer of Yanglin and the period during which Mr. Miao served as the managing director of Yuehai Zhongcheng Mechanical and Electrical Equipment Company.

Response:

In response to Staff’s comments, we revised our disclosure on page 68 of our Prospectus regarding the business experience of each of our officers and directors.

35.	Please identify the principal business of Redwood Capital Inc., Qingdao Haoke Family Products and Heilongjiang Sanjiang Food Company. See Item 401(e) of Regulation S-K.

A. Parker, Securities and Exchange Commission
July 10, 2008

Response:

In response to Staff’s comments, we revised our disclosure on page 68 of our Prospectus to explain the three companies’ businesses.

Executive Compensation, page 53

36.	Please identify the peer companies that you considered in establishing the base salaries for your named executive officers. See Item 402(b)(2)(xiv).

Response:

In response to Staff’s comments, we deleted the statement regarding peer companies on page 69 of our Prospectus.

37.
Please disclose the material terms of each named executive officer’s employment agreement, including the circumstances in which you can terminate each such employment agreement. See Item 402(e) of Regulation S-K.

Response:

In response to Staff’s comments, we revised our disclosures regarding the materials terms of the each named executive officer’s employment agreement, including the circumstances in which we can terminate such employment agreement. Please refer to page 70 of our Prospectus.

Certain Relationships and Related Transactions, page 56

38.
Please provide the information required by Item 404 of Regulation S-K with respect to your consignment agreements with Mr. Liu and Ms. Ding, and your arrangements regarding the purchase of the “Yanglin” soybean seeds from a company that is owned and managed by Mr. Liu.

Response:

In response to Staff’s comments, we refer you to response to comment 26 above and we refer you to page 73 of our Prospectus regarding the consignment agreements. Further, we submit that we do not purchase Yanglin soybean seeds from a company owned by Mr. Liu. Mr. Liu’s seed company sells Yanglin soybean seeds directly to farmers and we purchase the soybean from the farmers. Please refer to page 75 of our Prospectus.

39.	Please update the information under the heading “Mass Harmony Financial Consulting Agreement.”

Response:

In response to Staff’s comments, we updated the information under the heading “Mass Harmony Financial Consulting Agreement” on page 73 of our Prospectus. In addition, we attached the translation of the Agreement as Exhibit 10.15 to our Registration Statement.

40.
Please disclose in better detail whether interested directors would recuse themselves in the review and approval of related party transactions. Disclose whether your policies and procedures for review of related party transactions are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv). Provide risk factor disclosure as appropriate.

Response:

In response to Staff’s comments, we do not have policies regarding review of related party transactions in writing. We refer you to our disclosures on page 75 of our Prospectus. In addition, we expanded our risk factor disclosure regarding our management review procedures for related party transactions on page 9 of our Prospectus.

A. Parker, Securities and Exchange Commission
July 10, 2008

Selling Stockholders, page 57

41.
Please disclose the material terms of your registration rights agreements, your securities escrow agreement, your Series A Convertible Preferred Stock Purchase agreement, your lock-up agreement and your investor and public relations escrow agreement. In addition, please file the investor and public relations escrow agreement with Vision Opportunity Master Fund, Ltd., as an exhibit to your registration statement.

Response:

In response to Staff’s comments, we revised our disclosures on pages 81-84 of our Prospectus. Further, we attached the investor and public relations escrow agreement with Vision Opportunity Master Fund, Ltd., as exhibit 4.14 to our Registration Statement.

42.
Please disclose whether you have been required to pay liquidated damages for failure to timely file a resale - statement as required by the Registration Rights Agreement, and if so, the amount of the damages.

Response:

In response to Staff’s comments, we revised page 84 of our Prospectus to make disclosures on liquidated damages. Please refer to first paragraph on this page.

43.	Please clarify, if true, that the “Shares Beneficially Owned Prior to the Offering” include shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

Response:

In response to Staff’s comments, we made the clarification on page 80 of our Prospectus.

44.	Please clarify, if true, that the “Shares to be offered” by each stockholder are comprised of common stock issuable upon conversion of the Series A Convertible Preferred Stock.

Response:

In response to Staff’s comments, we made the clarification on page 80 of our Prospectus.

Changes in Accountants, page 64

45.	Please disclose whether your board of directors approved or recommended the dismissal of S.W. hatfield, CPA the retention of Samuel H. Wong & Company, LLP. See Item 304(a)(1)(iii) of Regulation S-K.

Response:

In response to Staff’s comments, we added the disclosure on page 89 of our Prospectus to indicate that our board of directors approved the dismissal of S.W. Hatfield, CPA and the retention of Samuel H. Wong & Co. LLP.

Signatures, page 70

46.
We note that there are no dates provided with the signatures in your filing. Please ensure that your amended registration statement properly indicates the dates on which your officers and directors signed such document.

Response:

In response to Staff’s comments, we will make sure in the next filing of our amended Registration Statement that dates will be affixed.

A. Parker, Securities and Exchange Commission
July 10, 2008

Financial Statements, page F-1

47.
We note you present “Income form continuing operations” on your statements of income, although you do not also present discontinued operations, which should be included to distinguish operating results associated with each, following the guidance in paragraph 43 of SFAS 144. In addition, gains and losses on the disposal of fixed assets should be included in income from operations to comply with paragraph 45 of SFAS 144.

Response:
In response to Staff’s comments, We have revised the description of the item from “"income from continuing operations" to "income from operations" in our statements of income, to comply with paragraph 43 of SFAS 144. We have also reclassified gains and losses on the disposal of fixed assets to General & Administrative Expenses in our statements of income, to comply with paragraph 45 of SFAS 144.

Please see page F-7 of attached revised financial statements for 2004 to 2007 and page F-35 of attached revised financial statements for the first quarter of 2008.

Consolidated Statements of Stockholders’ Equity, page F-6

48.
At Note 14 you state that you have retroactively restated your balance sheets to reflect the reverse merger recapitalization transaction that occurred on October 32, 2007. However, it does not appear that you have retroactively adjusted the historical stockholders’ equity of the accounting acquirer to reflect the exchange ratio and any difference in the par value of the stock, as would ordinarily be required.

Share activity of the accounting acquirer in a reverse merger should be recast using the ratio of shares issued by the legal acquirer in the reverse merger over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split. In addition, common stock and additional paid in capital should be adjusted for any difference in the par value of stock.

Further, it does not appear that your consolidated statement of stockholders equity for the year ended December 31, 2007 reflects the assumption of any assets or liabilities of Yanglin Soybean, Inc, formerly Victory Divide Mining Company. We ordinarily expect that the entry to record a reverse merger recapitalization would require an adjustment to additional paid in capital for the net assets (liabilities) of the shell entity acquired.

Please revise your statements of stockholders’ equity accordingly. You may refer to the guidance in Section I.F of the Division of Corporation Finance: Frequently Requested Accounting and financial Reporting Interpretations and Guidance, located on our website at the following address:
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074

Please note the reference on our website to guidance issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants, which we believe is compatible with U.S. GAAP in this area, and is available in EIC 10.

Response:
In response to Staff’s comments, we have amended the Statement of Stockholders' Equity to retroactively adjust the historical stockholders’ equity of the accounting acquirer, by restating the figures of the number and amount of common stock and the amount of additional paid-in capital for the reporting years, to reflect the exchange ratio and the difference in the par value of the stock. We have also revised the relevant figures in Balance Sheet accordingly.
Please see page F-6 and F-8 of attached revised financial statements for 2004 to 2007 and page F34 and F36 of attached revised financial statements for the first quarter of 2008.

A. Parker, Securities and Exchange Commission
July 10, 2008

Note 1 - Organization and Principal Activities, page F-8

49.
On page 21 you state that Faith Winner Investments Limited formed Faith Winner (Jixian) Agriculture Development Company. However, at Note 1 you state that Faith Winner Investments Limited acquired Faith Winner (Jixian) Agriculture Development Company. Please clarify within your disclosure how Faith Winner (Jixian) Agriculture Development Company came to be the wholly owned subsidiary of Faith Winner Investments Limited. In addition, please disclose the date Faith Winner (Jixian) Agriculture Development Company entered into the agreements with Heilongjiang Yanglin Soybean Group Co. Ltd.

Response:
In response to Staff’s comments, we have changed “acquired” to “formed”. Faith Winner (Jixian) Agriculture Development Company was established by Faith Winner Investments Limited on May 31, 2007 in China and has been the wholly owned subsidiary of Faith Winner Investments Limited since its conception. On September 24, 2007, Faith Winner (Jixian) Agriculture Development Company entered with Heilongjiang Yanglin Soybean Group Co. Ltd. into a series of agreements.
Please see page F-10 of attached revised financial statements for 2004 to 2007 and page F-38 of attached revised financial statements for the first quarter of 2008.

50.
We note that in following the guidance in FIN 46(R), you have identified Heilongjiang Yanglin Soybean Group Co. Ltd. as a variable interest entity, and your indirectly wholly owned subsidiary, Faith Winner (Jixian) Agriculture Development Company as the primary beneficiary. Accordingly, you have included this variable interest entity in your consolidated financial statements. Please submit the analysis that you performed in reaching these conclusions, and address each of the following points. Please be sure to identify the specific provisions within the agreements that support your conclusions.

1)
Tell us of any regulations imposed or entitlements held by governing authorities that may inhibit your ability to exercise effective control of this entity, not withstanding your contractual agreements.

2)	Explain why Heilongjiang Yanglin Soybean Group Co. Ltd. does not fall under any of the scope exceptions outlined in paragraph 4(h) of FIN 46R.

3)
Provide specific details about your obligation to absorb the majority of the losses and your right to receive the majority of the expected residual benefits of Heilongjiang Yanglin Soybean Group Co. Ltd., with reference to the specific sections of the agreements governing these obligations and rights.

4)
Please describe the amount and form of any consideration negotiated in conjunction with the contractual agreements between Faith Winner (Jixian) Agriculture Development Company and Heilongjiang Yanglin Soybean Group Co. Ltd.

5)
It appears you have accounted for this transaction as a reorganization of entities under common control, as described in paragraph 19 of FIN 46R. Please submit further details about the ownership of these two entities prior to entering into the contractual arrangements, which established Faith Winner (Jixian) Agriculture Development Company as the primary beneficiary. It should be clear how your conclusions are consistent with the guidance in EITF 02-5, for identifying entities that are under common control.

6)
Tell us whether Heilongjiang Yanglin Soybean Group Co. Ltd. is a self supporting business. Please explain the basis for your view, with reference to the guidance in paragraphs 5(a), 9 and 10 of FIN 46(R), and indicate the extent and conditions under which its shareholders intend to invest additional capital in the company.

7)
Please tell us whether you can sell your rights in the agreements with Heilongjiang Yanglin Soybean Group Co. Ltd. to others, including unrelated parties, without prior approval from this entity or other parties; and if not, explain the process of identifying Faith Winner (Jixian) Agriculture Development Company as the primary beneficiary, relative to the guidance in paragraphs 14, 16(d), and 17 of FIN 46(R).

A. Parker, Securities and Exchange Commission
July 10, 2008

8)
We note that Faith Winner (Jixian) Agriculture Development Company has an exclusive option agreement with the shareholders of Heilongjiang Yanglin Soybean Group Co. Ltd. to purchase a portion or all of their equity interests in Heilongjiang Yanglin Soybean Group Co. Ltd. Tell us how the call option price would be determined and how it would compare to both the fair value and book value at the date of the agreement. Please also tell us whether Faith Winner (Jixian) Agriculture Development Company actually intends to purchase Heilongjiang Yanglin Soybean Group Co. Ltd., if permitted by Chinese law.

Response:

In response to Staff’s comments, we state as follows:

Basic Information
For ease of explanation, here is the background information of the issue and the terms used in this question:
Before the contractual arrangements, Heilongjiang Yanglin Soybean Group Co., Ltd (“Party A”) was controlled by the Shareholders as defined below. The Shareholders contributed about US $12.2 m in the Party A. The Shareholders formed a new holding company, Faith Winner Investments Limited, a company incorporated in British Virgin Islands to form a wholly owned-foreign enterprise in PRC, faith Winner (Jixian) Agriculture Development Co., Ltd., the Party B. Party B entered into a series of agreements with Party A in order to for Party B to extend its operation in PRC permitted under the current laws and regulations of PRC.

There are three parties involved in the structure:-
(1)
Heilongjiang Yanglin Soybean Group Co., Ltd. (hereinafter called “Party A”) is a limited liability company, duly incorporated in Jixian of Heilongjiang, People’s Republic of China (“PRC”), whose legal address is: Hedong District, Fuli Town, Jixian County. Party A is a PRC domestic company. Party A is the variable interest entity of Party B.

(2)
Faith Winner (Jixian) Agriculture Development Co., Ltd. (hereinafter referred to as “Party B” or “WFOE”) is a wholly foreign-owned enterprise duly incorporated in Jixian of Heilongjiang, PRC, whose legal address is: Yanglin Mansion, Fuli Town, Jixian County, Shuangyashan City, Heilongjiang Province. Party B is the primary beneficiary of the Party A.

(3) All of the shareholders of Heilongjiang Yanglin Soybean Group Co., Ltd. (hereinafter collectively called the “Shareholders”).
There are six contractual arrangements entered between the above parties:-

	Agreement	Parties	Key content	Consideration
1	Consigned Management Agreement (“CMA”)	Party A, Party B	Party A consign to Party B the management of all of party A’s business, including without limitation, production, sales, marketing, finance, administration and human resources.	Party A should pay management fee equal to 5% of its annual revenue to Party B
2	Registered Trademark Transfer Contract (“RTTC”)	Party A, Party B	Party A should transfer to Party B all rights regarding its trademark.	Party B should pay USD 1 million to Party A
3	Trademark Licensing Agreement (“TLA”)	Party A, Party B	Party B grants Party A the exclusive right to use its trademark.	Party A should pay royalty fee equal to 1% of its annual revenue to Party B
4	Loan Agreement (“LA”)	Party A, Party B	Party B agrees to provide a loan of USD 17 million to Party A.	Party A and the Shareholders entered into EPOA and CA simultaneously
5	Exclusive Purchase Option Agreement (“EPOA”)	Party A, Party B, Shareholders	Shareholders grant to Party B an exclusive purchase right at any time, or designate any third party to purchase all or part of such Shareholders’ Equity Interests in Party A
6	Consignment Agreement (“CA”)	Party B, Shareholders	Shareholders consign all the management rights and all of their equity rights of Party A to WFOE

A. Parker, Securities and Exchange Commission
July 10, 2008

The analysis
The paragraph 5 of FIN 46R states three criteria for determining whether an entity is a VIE and existing of either one will qualify the entity as the VIE:-
a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.
b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).
(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.
c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.

The literal interpretation of this paragraph is that one of the three conditions (a) to (c) qualify the entity as a VIE of the reporting enterprise.
Applying the steps provided under the FASB Staff Position:-
Step 1: Analyze the nature of the risks in the entity.
Party A is exposed to the following risks (collectively, operating risks):
a. Sales volume risk
b. Product price risk
c. Inventory price risk
d. Other operating cost risk.

Step 2: Determine the purpose(s) for which the entity was created and determine the variability the entity is designed to create and pass along to its interest holders.
The following factors have been be considered in this determination:
a. The setup of Party A was created to enable the Party B to extend its existing business line into a well established entity in PRC.
b. Party B is absorbing variability from the operations of the entity through its finance of the Loan.
c. The debt interest was negotiated as a zero-rate (clause 5 of LA) investment in Party A, with an exclusive right to acquire all equity of Party A.

Based on the above analysis, it can be determined that the entity was designed to create and pass along risks (a), (b), (c), and (d) in step 1 to the debt and equity investors (the Party B and the Shareholders, respectively), who are the entity’s variable interest holders. The Party B also holds a variable interest with respect to its finance of the debt of the Party A because that contract, by design, absorbs a portion of the Party A’s variability due to operating risks. Since the Shareholders are also the shareholders as well as the directors of Party B, the Shareholders are in fact de facto agent acting for Party B pursuant to the Consignment Agreements (CA). Pursuant to paragraph 16 of the FIN 46R, the Shareholders’ variable interest, as held by its related parties shall be treated as Party B’s own interests. Therefore, Party A is the VIE of Party B who is the primary beneficiary of the Party A.

(a) There are no regulations imposed or entitlements held by governing authorities that may inhibit our ability to exercise effective control of the Party A.

A. Parker, Securities and Exchange Commission
July 10, 2008

(b) There are nine exceptions under the paragraph 4(h)of FIN 46R:
(1)	Not-for-profit organizations;
(2)	Employee benefit plans subject to specific accounting requirements in existing FASB Statements;
(3)	Registered investment companies;
(4)	special-purpose entities subject to the reporting requirements of FASB Statement No. 140;
(5)	qualifying special-purpose entity or a "grandfathered" qualifying special-purpose entity;
(6)	Separate accounts of life insurance enterprises;
(7)	variable interest entity created before December 31, 2003;
(8)	An entity that is deemed to be a business;
(9)	a financing entity established by a governmental organization.
Apparently, (1),(2),(3),(6),(9) are not relevant as the Party A. As the structure was formed after 2003, (7) is not applicable.

(4) and (5) relate to the special-purpose entities (SPE) under paragraph 25 or 35of FASB 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Paragraph 35 provides several conditions to be met before qualified as SPE. In essence, there is transfer of passive financial assets from the transferor to the transferee, the SPE and the business of the SPE must be one of the restricted area. Party A is not restricted in any way in holding passive financial assets as prescribed in the paragraph 35. Paragraph 25 relates to the "formerly qualifying SPE". Accordingly, Party A does not fall within this exception.

Appendix C of FIN 46R explain the “business” of the deemed business which should be excluded under (8). An entity that is deemed to be a business need not be evaluated to determine if it is a variable interest entity unless one of the following conditions exists:
a. The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity and the entity is neither a joint venture nor a franchisee.
b. The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.
c. The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.
d. The activities of the entity are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements.
A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.

The quickest way to examine whether Party A qualifies this exception is whether the proviso conditions a to d applicable. Since Party B and the Shareholders participated in the redesign of Party A which is not a joint venture, the first condition exists. Party A is also designed that nearly all activities are controlled by Party B through the CMA under which Party B provides business management service and human resources management service and finance management service to Party A (clause I, II and III). Party A shall not unilaterally amend the CMA (sub-paragraph 2 of paragraph G of clause VIII). Party B provides more than half of Party A’s equity or working capital through the LA under which Party B provides a loan of US$17m (“the Loan”) to Party A for working capital and the original share capital of Party A is about US$12.2m. Accordingly, the second and the third condition also exist.

In the premises, the Party A does not fall within any one of the exceptions in paragraph 4(h)(9) of FIN 46R.

(c)                   The EPOA (Exclusive Purchase Option Agreement) confers the exclusive right to Party B to acquire the whole equity of Party A at the lowest price permitted under the PRC law (clause 1.5 of EPOA) by either cash or converting the Loan to equity of Party A (clause 6 of LA). Such Option is irrevocable (clause 1.1 and 1.2 of EPOA) and Party B can exercise at any time to realize the benefit directly through the equity holding in Party A.

A. Parker, Securities and Exchange Commission
July 10, 2008

Although there is no specific provision to share loss of Party A by Party B, the provision of the Loan to Party A itself is the investment in the way similar to that of the equity investment. Besides, the Shareholders had surrendered their rights of the Party A’s equity by EPOA.

(d)                   According to the clause 6 of CMA (Consigned Management Agreement) between the two companies, Party B will provide management service to Party A, and Party A shall pay management fee equal to 5% of its annual revenue to Party B as consideration.
According to the RTTC (Registered Trademark Transfer Contract) between the two companies, Party A will transfer its trademark to Party B, while Party B should pay US$ 1 million (clause 4.1) to Party A in cash as consideration. According to the TLA (Trademark Licensing Agreement), Party B will grant Party A the exclusive right to use the trademark transferred from the latter, and Party A shall pay party B a royalty fee equal to 1% of its annual revenue as consideration pursuant to the clause 3.1.
According to the LA (Loan Agreement), Party B provides a loan of US$17m to Party A and in return Party A. Though the consideration is not expressly stated, the Shareholders granted an irrevocable exclusive purchase option under the EPOA to Party B for acquiring all equity of the Party A and the Shareholders entered into the CA (Consignment Agreement) under which the autonomy of the shareholders had been consigned to Party B.

(e)                   Prior to and after the contractual arrangements, the shareholders of Party A are Liu Shulin and Ding Huanqin who holds 70% and 30% of the issued capital of the Party A respectively. The shareholder of Party B is Faith Winner Investments Limited which in turn owned by Liu Shulin and Ding Huanqin (who are married couple) equally before the contractual arrangements. Since the shareholders of both Party A and Party B are common to the extent that they are same persons who are married-couple, it is reasonable to conclude that they are in common control.

(f)                   The Party A is a self supporting business before the contractual arrangements. The contractual arrangements were intended to provide Party A with continuous financial support to further develop the business. Such financial support is vital to the further development of Party A. The Party A cannot finance its further development without additional subordinated financial support from Party B. It is also Party B’s intention to inject further financial support into Party A for continuous development (clause 4 of LA). Having considered the above factor, the reasonable conclusion is that Party A is dependent of the Party B and cannot self support the business.

(g)                   Under the CMA, the Party B cannot assign to any third party pursuant to proviso (3) of paragraph 2 of clause VII.
Under the RTTC, the Party B shall have the right to assign the trademark to any third party pursuant to clause 3.1.
Under the LA, since there is no express clause in prohibiting the transfer of rights to third party, Party B shall have the right to assign the debt to any third party.
Under the EPOA, the clause 5.2 confers the Party B the right to transfer without the approval of the Party A or the Shareholders.
Since the CMA is a professional services agreement, the restriction in assignment is usual and common. CMA itself does not affect the variable interest of Party B. As Party B can transfer its interest in EPOA to any third party, the loan can be tagged along.

The paragraph 14 of FIN 46R states that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The analysis of the absorption of loss or share of residual returns is stated above. In essence, the investment of the Loan by Party B is the share of the operation risks of Party A and the option to purchase all equity of Party A by Party B is the share of share of residual returns of Party A.

There are two set of people having the variable interests in Party A, Party B and the Shareholders. By the CA, the Shareholders are in fact the agent of the Party B and under paragraph 16 of FIN 46R, such variable interests shall be treated as the variable interests under Party B. Therefore, it is reasonable to conclude that Party B is the primary beneficiary of Party A.

(h)                   According to clause 1.1 of the EPOA (Exclusive Purchase Option Agreement) signed by and between Party A, Party B and the Shareholders, the Shareholders hereby irrevocably grants to Party B an exclusive purchase option, at any time upon satisfaction of the requirements under applicable laws and conditions as agreed in this Agreement. The wording is clearly indicating the intention of the Party B to purchase all equity of Party A.

A. Parker, Securities and Exchange Commission
July 10, 2008

The option price was determined according to the deemed transfer price in satisfaction of the PRC laws and regulation. Unless otherwise required under the PRC laws and regulations, the call option price for the equity transfer or the asset transfer, as applicable, shall be the lowest price permitted under the PRC laws and regulations.

51.
Please confirm that you have filed as exhibits all relevant agreements related to the contractual relationship existing between Faith Winner (Jixian) Agriculture Development Company and Heilongjiang Yanglin Soybean Group Co. Ltd., if true.

Response:

In response to Staff’s comments, We confirm that we have attached all relevant contractual agreements between Faith Winner (Jixian) Agriculture Development Company and Heilongjiang Yanglin Soybean Group Co. Ltd.

Note 9 - Intangible Assets, Net

52.	Please disclose an estimate of what your aggregate amortization expense will be for each of the five succeeding fiscal years as required by paragraph 45(a)(3) of SFAS 142.

Response:
In response to Staff’s comments, we estimate that amortization expense for each of the next five years will be approximately $81,646. This has been included in our revised financial statements. Please see Note 9 on page F-22 of attached revised financial statements for 2004 to 2007.

Note 13 - Preferred Stock and Warrants, page F-22

53.
We note you allocated a portion of the proceeds received from the issuance of the Series A preferred stock to a beneficial conversion feature. As indicated in paragraph 8 of EITF 98-5, discounts resulting from the allocation of proceeds to beneficial conversion features are analogous to dividends. Generally dividends on those preferred stocks and accretions of their carrying amounts cause income applicable to common sock to be less than reported net income. Please tell us why you have not presented net income applicable to common shareholders on your statement of income for the fiscal year ended December 31, 2007, as would ordinarily be required following the guidance in SAB Topic 6:B and paragraph 9 of SFAS 128.

Response:
In response to Staff’s comments, we only recorded the allocation of proceeds to the various securities issued.  The allocation of proceeds included an allocation to the Series A preferred shares, the warrants, and a beneficial conversion feature.  We are not accreting the resulting initial discount on Series A prefers shares as the Series A shares are not redeemable at issuance and the Series A shares are only redeemable upon the occurrence of certain events that are contingent.
It is our understanding that subsequent accretion of the Series A preferred shares’ discount would be recorded as either a dividend, by debiting retained earnings, or as a finance charge against net income; and it is this accretion that that would reduce net income available to common shareholders.  Further, it is our understanding that the initial allocation does not result in a reduction to net income available to common shareholders, because by doing so, the discount on the Series A preferred shares would be charged against net income available to common shareholders twice if accreted - once when the discount is set up and once when the discount is accreted.
Because we are not accreting the discount on the Series A preferred shares, there is no accretion that results in either dividends or finance charges that reduces net income available to common shareholders.

A. Parker, Securities and Exchange Commission
July 10, 2008

Note 17 - Income Taxes, page F-24

54.
We note you have been exempt from income tax for all financial statement periods presented. Please disclose the aggregate dollar and per share effects of this tax exemption to comply with the guidance in SAB Topic 11:C.

Response:
In response to Staff’s comments, we have calculated the aggregate dollar and per share effects of the tax exemption and included them into our revised financial statements.
Please see Note 17 on page F-28 of attached revised financial statements for 2004 to 2007 and Note 16 on page F-54 of attached revised financial statements for the first quarter of 2008.

Note 20 - Product Segment, page F-25

55.
It does not appear that you have provided all the segment disclosures required by SFAS 13.1. For example, you do not disclose total assets for each reportable segment. Please review the disclosure requirements outlined in paragraphs 25 through 32 of SFAS 131, and expand Note 20 to provide all applicable segment disclosures.

In addition, the consolidated segment results for the fiscal years ended December 31, 2005 and 2004 do not reconcile to the gross profit amounts appearing on the statements of income for these periods. Please revise your segment disclosures to comply with paragraphs 25(c) and 32 of SFAS 131.

Response:
In response to Staff’s comments, we state that actually we only operate in one business segment, and the analysis is actually an analysis of sales revenue by products. We have changed the title to Sales by Products in Note 20 of the revised financial statements.
Please see page F-10 of attached revised financial statements for 2004 to 2007 and page F-38 of attached revised financial statements for the first quarter of 2008.

Exhibits

Exhibit 10.3

56.	Please file an English translation of your consulting agreement with Mass Harmony Asset Management Limited.

Response:

In response to Staff’s comments, we attached English translation of our consulting agreement with Mass Harmony Asset Management Ltd as Exhibit 10.15 to our Registration Statement.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

General

57.
Certain comments written on your registration statement also pertain to the accounting and disclosures in your Form 10-K for the fiscal year ended December 31, 2007, and may apply to your subsequent interim reports. Please make corresponding changes to your periodic reports, as necessary to address material issues. If you believe and amendment is required, please contact us in advance to make appropriate arrangements.

Response:

In response to Staff’s comments, we are revising our Form 10-K for the fiscal year ended December 31, 2007 and our Form 10-Q for the quarter ended March 31, 2008, as follows:

A. Parker, Securities and Exchange Commission
July 10, 2008

Form 10-K for the fiscal year ending on December 31, 2007

On the front page of Form 10-K (hereinafter page number refers to Form 10-K, unless otherwise noted), we added a “smaller reporting company”.

On page 3, we added explanation of using contractual control by Yanglin Soybean, Inc. over Heilongjiang Yanglin Soybean Group Co., Inc.

On page 11, we expanded disclosure regarding that we do not compete with companies that produce genetically modified soybean products.

On pages 16-17, we deleted reference to Section 27A of the 33 Act and Section 21E of the 34 Act. We added a summary of risk factors regarding doing business in China.

On page 19, we expanded the risk factor regarding our internal control over financial reporting.

On page 22, we added three risk factors regarding recent PRC regulations, using contractual control by WFOE over Heilongjiang Yanglin Soybean Group Co. Inc., and the difficulties investors face regarding enforceability of judgements against our directors, executive officers, etc.

On page 23, we expanded the risk factor regarding our limited business insurance coverage.

On page 25, we added a risk factor regarding the dilution effects of the conversion of our preferred stock and exercise of warrants by our existing institutional investors.

On page 26, we expanded our description of properties.

From page 29-44, we revised the Management Discussion and Analysis section pursuant to our Certified Public Accountant’s revisions of financial statements.

On page 43, we added our tabular disclosure of contractual obligations.

On page 44, we expanded our disclosure regarding interest rate risk, foreign currency risk, and commodity price risk.

From page 45-47, we revised our Internal Control over Financial Reporting section.

On page 47, we revised the resume and business experiences for Shulin Liu, Shaocheng Xu, Yang Miao and Zhongtai Guo.

On page 49, we added disclosures regarding the material terms of employment for executive officers including termination conditions for employment.

On page 54, we added disclosures regarding certain related transactions between Yanglin Soybean, Inc., through its WFOE, and Heilongjiang Yanglin Soybean Group Co. Inc.

In the financial statement section of our Form 10-K (page F-1 to F-26), our Certified Public Accountants made revisions in response to Staff’s comments 47-55.

Form 10-Q for the quarter ending on March 31, 2008

From pages 2 - 24 of Form 10-Q (hereinafter page number refers to Form 10-Q unless otherwise noted), our Certified Public Accountants made revisions in response to Staff’s comments 47-55.

On page 40, we added the tabular disclosure of contractual obligations.

On page 43, we added quantitative disclosure about market risks.

From pages 44-46, we revised our controls and procedures section.

On page 50, we expanded the risk factor regarding management and internal controls.

A. Parker, Securities and Exchange Commission
July 10, 2008

On page 53, we added a risk factor regarding Chinese government restriction on foreign investments.

On page 54, we added two risk factors. One is the risk of our ineffective contractual control over Heilongjiang Yanglin Soybean Group Co. Ltd. and the other is the risk of ineffective enforceability of judgments against us and our management in China.

On page 56, we added the risk factor regarding the inadequacy of our business insurance coverage.

On page 58, we added the risk factor regarding the dilutive effect against our investors by our future capital raising.

Controls and Procedures, page 45

58.
It is unclear whether management has completed an assessment of your internal control over financial reporting or performed an evaluation of your disclosure controls and procedures. Although some aspects of disclosure controls and procedures may overlap with internal controls over financial reporting, these terms are defined differently and separate evaluations to assess their effectiveness are required by the Exchange Act.

Rule 13a-15(b) requires management to evaluate the effectiveness of your disclosure controls and procedures as of the end of each annual and interim period, while Rule 13a-15(c) requires management to evaluate the effectiveness of your internal control over financial reporting as of the end of each fiscal year. Please provide the disclosures required under Item 307 and 308(a) of Regulation S-K.

Response:

For the year ended December 31, 2007, we had conducted the evaluation on internal controls over financial reporting and on our disclosure controls and procedures, but wrongly put them together. Thus we have now separated these two items into two separate sections in the item “Controls and Procedures” on page 45 in our Form 10-K. Please also refer to page 44 of our Form 10-Q.

59.
You state that your Chief Executive Officer and chief Financial Officer evaluated your disclosure controls and procedures and concluded that your disclosure controls and procedures contained significant deficiencies and material weaknesses. Please disclose whether your certifying officers concluded that your disclosure controls and procedures were effective or not effective as of the end of the period covered by this report. If your disclosure controls and procedures were determined to be effective, disclose how this conclusion was reached in light of the material weaknesses identified. If the conclusion was not effective, present that conclusion clearly (e.g. do not say such controls and procedures are effective except for the matters described).

Response:

In response to Staff’s comments, we revised our statement regarding disclosure controls and procedures to state that our disclosure controls and procedures were determined to be not effective. Please refer to page 45 of our Form 10-K and page 44 of our Form 10-Q.

60.
We note your disclosure regarding the remediation initiatives that you intend to implement. Please expand your disclosure here and in your quarterly report for the quarter ended March 31, 2008 to address whether there is an established timeline for implementing such remedial measures. In addition, please expand your disclosure in your annual report and such quarterly report to provide quantitative information regarding the cost of such remedial actions.

Response:

In response to Staff’s comments, we revised our Form 10-K and Form 10-Q to address the established timeline for implementing such remedial measures. We also have provided information regarding the components of the costs and expenses related to the remedial measures. However, it is very difficult to make a quantitative measurement of the total costs at an accuracy level that is acceptable. Please refer to pages 46-47 of our Form 10-K and pages 45-46 of our Form 10-Q.

A. Parker, Securities and Exchange Commission
July 10, 2008

61.
Rather than stating that “Other than the remediation measures described above... there was no change in our internal controls over financial reporting,” please affirmatively state that there were changes and discuss those changes.

Response:

In response to Staff’s comments, we revised our Form 10-K and Form 10-Q. Please see page 47 of our Form 10-K and page 46 of our Form 10-Q.

62.
As this in not an element of disclosure controls and procedures or internal control over financial reporting, please delete the statement at page 46 of your annual report that your management believes that the consolidated financial statements included in your annual report fairly present in all material respects the your financial condition, results of operations and cash flows for the periods presented and that the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

In addition, please delete similar language that appears at page 44 of your quarterly report for the quarterly period ended March 31, 2008.

Response:

In response to Staff’s comments, we deleted the above referenced statements from page 46 of our Form 10-K and page 44 of our Form 10-Q.

Exhibit 31

63.
The company should be referred to as Yanglin Soybean Inc. in the certifications, since they have been signed and dated subsequent to the date you changed the name of the company from Victory Divide Mining Company.

Response:

In response to Staff’s comments, we will make sure to refer the company as Yanglin Soybean, Inc. in the certifications in future filings.

***

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Shulin Liu_
Shulin Liu

President & CEO

Enclosure

Exhibit 1-Comment 8

English Translation of Reference Materials

The following article supports the statement that Yanglin is one of the largest and most integrated non-state-owned enterprises engaged in manufacturing non-genetically modified soybean-based products in People’s Republic of China. It is an article freely available on Panaroma Network and it was initially published on China Management Daily on September 3, 2007. Please see its full text and the relevant paragraph highlighted in pink with English translation. It’s freely available to public.

国产大玺紧俏 漘分加工企业睕瀕停产 Domestic Soybean in Short Supply A Few Processors Forced to Pause Production

来源æ Source	中国经篛报 China Management Daily	发布时樌æ Time of Release	2007年09月03日 08:36 08:36, Sep. 3, 2007	作翻æ Author	索寒椖 Hanxue Suo

正当朡用油价格上涨ô沿海压榨企业为利润欢欣惭緢之榻ô内地一些使用国产大玺的压榨企业却榉入停产的窘境ô一灇級等新一季大玺的大渱“榳生”ô以压低市场价格å一灇守候保护国产大玺的政策来临。

　　原料紧俏企业停产

　　瀥入ç月ô传统的欀售旺季即将到来ô愯恧江朡用油压榨企业——槍棪油绾公司却正在瑟划停下漘分生产线。琛公司欀售漘经理无奈地告琷瑐翻æ“现在国产大玺价格很攨ô同时很楂收到大玺ô只缃等秋收后新大玺瀥入市场后再开工。”

　　槍棪一直是中粮和嘉渴粮油梢炔基因大玺朡用油的代加工企业ô共有í条生产线ô是榜九三油绾椺团外的第二大梢炔基因大玺压榨企业。“工厂一旦停产ô对& #20013;粮和嘉渴的梢炔基因朡用油的供应也将会暂时停止。”上瀐人士告琷瑐翻。
Yanglin has been a processing manufacturer of non-genetically modified soybean oil for COFCO and Kerry Oils & Grains. It has three production lines and is the second largest non-genetically modified soybean crusher, ranking only after the 93 Oil Group. “If the factories pause production, the supply of non-genetically modified soybean oil to COFCO and Kerry Oils & Grains will be paused temporarily”, the reporter was so told by the above mentioned person.

　　同样与槍棪油绾公司处于国产大玺产区的九三油绾椺团ô原料收狓公司人士同样向瑐翻反映了目前的状况ô“现在国产大玺的价格明显偏攨ô今年的产渱比去年瀨癿少ô所以成本压Ó 47;很大。”

Exhibit 2-Comment 22

The following is the English translation of an abstract of the price information shown on the website of Heilongjiang Tianqi Futures Co. Ltd. (http://www.tqfutures.com), a professional futures trading company. This website is a major reference source for professionals involved in the trading and processing of soybean in northern China, regarding the prices of soybean products of the major processors in Heilongjiang Province. The information is freely available to public.

The first table shows the comparison between the soybean oil price of Yanglin and that of the 93 Oil Group, our largest competitor, of the past two years. All prices are ex-works VAT-inclusive price shown in RMB per ton. It can be seen that for most of the time, Yanglin’s price is lower, thanks to our higher operating efficiency and better control over cost.

Date	The 93 Group	Yanglin Soybean Group
2008-7-4	12100	11900
2008-6-30	12100	11800
2008-6-26	12100	11600
2008-6-23	12000	11700
2008-6-19	12100	11800
2008-6-16	12200	11800
2008-6-12	11600	11300
2008-6-9	11600	11300
2008-6-5	11700	11600
2008-6-2	11800	11700
2008-5-29	12100	12000
2008-5-26	12000	12000
2008-5-22	12200	12000
2008-5-19	12100	11900
2008-5-15	12200	11900
2008-5-12	12100	11900
2008-5-8	12200	11700
2008-5-5	12200	11700
2008-4-28	12300	12000
2008-4-24	12700	12400
2008-4-21	12700	12400
2008-4-17	12700	12400
2008-4-14	12800	12400
2008-4-10	12800	12600
2008-4-7	12600	12400
2008-4-3	12600	12200
2008-3-31	13000	12800
2008-3-27	13300	13800
2008-3-24	13200	13800
2008-3-20	14400	14000
2008-3-17	16000	14000
2008-3-13	16500	14000
2008-3-9	17000	16000
2008-3-7	18000	17400
2008-3-3	17000	16400
2008-2-28	15000	14400
2008-2-25	14500	13400
2008-2-21	13200	12600
2008-1-31	12300	11500
2008-1-27	12300	11500
2008-1-24	12300	11500
2008-1-21	12100	11500
2008-1-17	12100	11500
2008-1-14	11800	11300
2008-1-10	11600	11200
2008-1-7	11600	11300
2008-1-3	11600	11200
2007-12-27	11200	10600
2007-12-24	10800	10200
2007-12-20	10750	10100
2007-12-17	10700	10100
2007-12-13	10600	9900
2007-12-10	10400	9800
2007-12-6	10400	9800
2007-12-3	10400	9800
2007-11-29	10500	9900
2007-11-26	10500	9900
2007-11-22	10500	9900
2007-11-19	10700	10000
2007-11-15	10600	10000
2007-11-12	10600	10000
2007-11-8	10400	9900
2007-11-5	10200	9900
2007-11-1	9900	9700
2007-10-29	9800	9450
2007-10-25	9700	9200
2007-10-22	9700	9200
2007-10-18	9550	9150
2007-10-15	9500	9000
2007-10-11	9400	9000
2007-10-7	9200	9000
2007-9-27	9200	8700
2007-9-24	9200	8700
2007-9-20	9200	8700
2007-9-17	9200	8600
2007-9-14	9200	8600
2007-9-10	9200	8600
2007-9-6	9200	8600
2007-9-3	9200	8600
2007-8-30	9200	8600
2007-8-27	9400	8800
2007-8-23	9500	8900
2007-8-20	9800	9000
2007-8-16	9800	9400
2007-8-13	9800	9500
2007-8-10	9800	9600
2007-8-6	9800	9600
2007-7-31	9800	10000
2007-7-27	8500	8300
2007-7-23	8500	8300
2007-7-19	8550	8300
2007-7-16	8600	8300
2007-7-13	8600	8200
2007-7-9	8450	8050
2007-7-5	8450	7900
2007-7-2	8450	7900
2007-6-28	8450	7900
2007-6-25	8450	7900
2007-6-21	8500	8040
2007-6-18	8600	8120
2007-6-14	8600	8400
2007-6-4	8800	8550
2007-5-31	8700	8400
2007-5-28	8700	8400
2007-5-24	8000	7800
2007-5-21	7940	7760
2007-5-17	7880	7500
2007-5-14	7880	7500
2007-5-10	7750	7400
2007-5-8	7750	7440
2007-4-30	7750	7200
2007-4-26	7800	7300
2007-4-23	7800	7300
2007-4-19	7750	7400
2007-4-16	7600	7300
2007-4-12	7450	7100
2007-4-9	7450	7040
2007-4-5	7400	6960
2007-4-2	7400	6960
2007-3-22	7450	7000
2007-3-22	7450	7200
2007-3-22	7450	7200
2007-3-19	7450	7200
2007-3-15	7450	7200
2007-3-12	7560	7200
2007-3-8	7560	7200
2007-3-8	7560	7200
2007-3-5	7650	7250
2007-3-1	7650	7200
2007-2-26	7750	7300
2007-2-12	7750	7300
2007-2-8	7750	7000
2007-2-5	7750	7000
2007-2-1	7750	6900
2007-1-29	7750	6900
2007-1-25	7750	6900
2007-1-22	7750	6900
2007-1-18	7750	6900
2007-1-15	7750	6900
2007-1-11	7700	6920
2007-1-8	7700	6900
2007-1-4	7800	6840
2006-12-28	7800	6940
2006-12-25	7800	6900
2006-12-21	7800	6800
2006-12-18	7750	6800
2006-12-15	7750	6580
2006-12-11	7750	6500
2006-12-7	7800	6700
2006-12-4	7800	6800
2006-11-30	7900	7100
2006-11-27	8000	7200
2006-11-23	8000	7300
2006-11-20	7050	7000
2006-11-16	6850	5900
2006-11-13	6800	5800
2006-11-9	6800	5800
2006-11-6	6700	5800
2006-11-2	6700	5900
2006-10-30	6200	5700
2006-10-26	6120	5460
2006-10-23	6080	5400
2006-10-19	5950	5300
2006-10-16	5900	5300
2006-10-12	5900	5200
2006-10-9	5900	5200
2006-9-28	6060	5400
2006-9-25	6060	5480
2006-9-21	6120	5600
2006-9-18	6120	5600
2006-9-14	6120	5600
2006-9-11	6000	5460
2006-9-7	5900	5440
2006-9-4	5850	5440
2006-8-31	5850	5460
2006-8-28	5800	5500
2006-8-24	5780	5300
2006-8-21	5780	5300
2006-8-17	5750	5160
2006-8-14	5750	5160
2006-8-10	5750	5200
2006-8-7	5800	5240
2006-8-3	5800	5200
2006-7-31	5600	5000
2006-7-27	5580	4940
2006-7-24	5500	4920
2006-7-20	5600	4920
2006-7-17	5450	4920
2006-7-13	5450	4900
2006-7-10	5450	4900
2006-7-6	5450	4900
2006-7-3	5450	4960
2006-6-29	5500	4960
2006-6-26	5500	4960
2006-6-22	5500	4960

The second table shows the comparison between the soybean meal price of Yanglin and that of the 93 Oil Group, our largest competitor, of the past two years. All prices are ex-works VAT-inclusive price shown in RMB per ton. It can be seen that for most of the time, Yanglin’s price is lower, thanks to our higher operating efficiency and better control over cost.

Date	The 93 Group	Yanglin Soybean Group
2008-7-4	4760	4650
2008-6-30	4630	4450
2008-6-26	4550	4450
2008-6-23	4600	4450
2008-6-19	4600	4400
2008-6-16	4550	4400
2008-6-12	4480	4430
2008-6-9	4300	4200
2008-6-5	4230	4150
2008-6-2	4300	4150
2008-5-29	4200	4100
2008-5-26	4150	4050
2008-5-22	4070	4000
2008-5-19	4000	3950
2008-5-15	3950	3850
2008-5-12	3900	3800
2008-5-8	3800	3700
2008-5-5	3750	3650
2008-4-28	3750	3620
2008-4-24	3750	3650
2008-4-21	3750	3650
2008-4-17	3900	3750
2008-4-14	3900	3700
2008-4-10	3880	3750
2008-4-7	3750	3700
2008-4-3	3800	3650
2008-3-31	3850	3700
2008-3-27	3850	3800
2008-3-24	3800	3800
2008-3-20	3900	3800
2008-3-17	4050	3800
2008-3-13	4100	3800
2008-3-9	4100	4000
2008-3-7	4250	4100
2008-3-3	4300	4050
2008-2-28	4100	3900
2008-2-25	3850	3780
2008-2-21	3750	3600
2008-1-31	3550	3440
2008-1-27	3600	3450
2008-1-24	3600	3450
2008-1-21	3600	3450
2008-1-17	3650	3450
2008-1-14	3650	3500
2008-1-10	3600	3500
2008-1-7	3600	3500
2008-1-3	3600	3450
2007-12-27	3650	3450
2007-12-24	3650	3480
2007-12-20	3750	3550
2007-12-17	3700	3550
2007-12-13	3700	3550
2007-12-10	3700	3500
2007-12-6	3700	3500
2007-12-3	3750	3550
2007-11-29	3850	3600
2007-11-26	3750	3600
2007-11-22	3850	3600
2007-11-19	3900	3600
2007-11-15	3740	3600
2007-11-12	3650	3450
2007-11-8	3650	3450
2007-11-5	3600	3400
2007-11-1	3520	3350
2007-10-29	3400	3250
2007-10-25	3380	3150
2007-10-22	3300	3150
2007-10-18	3300	3160
2007-10-15	3250	3050
2007-10-11	3200	3050
2007-10-7	3100	3050
2007-9-27	3150	3020
2007-9-24	3150	3020
2007-9-20	3150	3020
2007-9-17	3050	2970
2007-9-14	3000	2920
2007-9-10	2980	2870
2007-9-6	2980	2850
2007-9-3	2980	2850
2007-8-30	2960	2830
2007-8-27	2880	2750
2007-8-23	2880	2800
2007-8-20	2880	2750
2007-8-16	2880	2750
2007-8-13	2820	2700
2007-8-10	2800	2600
2007-8-6	2520	2470
2007-7-31	2500	2400
2007-7-27	2440	2350
2007-7-23	2440	2350
2007-7-19	2440	2300
2007-7-16	2440	2320
2007-7-13	2420	2300
2007-7-9	2350	2260
2007-7-5	2350	2250
2007-7-2	2350	2250
2007-6-28	2320	2230
2007-6-25	2340	2230
2007-6-21	2350	2230
2007-6-18	2350	2230
2007-6-14	2350	2230
2007-6-4	2350	2230
2007-5-31	2350	2230
2007-5-28	2350	2230
2007-5-24	2350	2230
2007-5-21	2350	2230
2007-5-17	2300	2230
2007-5-14	2300	2230
2007-5-10	2280	2180
2007-5-8	2280	2160
2007-4-30	2300	2180
2007-4-26	2320	2180
2007-4-23	2370	2200
2007-4-19	2370	2230
2007-4-16	2370	2230
2007-4-12	2370	2250
2007-4-9	2380	2250
2007-4-5	2400	2280
2007-4-2	2400	2280
2007-3-22	2420	2280
2007-3-22	2420	2300
2007-3-22	2420	2300
2007-3-19	2400	2300
2007-3-15	2420	2350
2007-3-12	2420	2350
2007-3-8	2420	2300
2007-3-8	2420	2300
2007-3-5	2420	2300
2007-3-1	2420	2300
2007-2-26	2400	2250
2007-2-12	2220	2100
2007-2-8	2200	2050
2007-2-5	2180	2030
2007-2-1	2180	1980
2007-1-29	2160	1960
2007-1-25	2160	1960
2007-1-22	2180	1960
2007-1-18	2180	2000
2007-1-15	2150	1960
2007-1-11	2100	1950
2007-1-8	2150	1960
2007-1-4	2180	1980
2006-12-28	2160	1950
2006-12-25	2160	1920
2006-12-21	2160	1950
2006-12-18	2160	1980
2006-12-15	2180	1950
2006-12-11	2180	1950
2006-12-7	2200	2000
2006-12-4	2220	2050
2006-11-30	2250	2080
2006-11-27	2250	2100
2006-11-23	2280	2150
2006-11-20	2200	2050
2006-11-16	2140	1970
2006-11-13	2120	1960
2006-11-9	2120	1960
2006-11-6	2120	1980
2006-11-2	2120	2000
2006-10-30	2090	1950
2006-10-26	2070	1920
2006-10-23	2070	1910
2006-10-19	2070	1950
2006-10-16	2050	1920
2006-10-12	2070	1880
2006-10-9	2070	1880
2006-9-28	2150	1920
2006-9-25	2170	1950
2006-9-21	2170	1960
2006-9-18	2160	1970
2006-9-14	2150	1960
2006-9-11	2150	1960
2006-9-7	2160	1950
2006-9-4	2160	1950
2006-8-31	2170	2000
2006-8-28	2160	1960
2006-8-24	2010	1880
2006-8-21	2010	1860
2006-8-17	1950	1840
2006-8-14	1950	1840
2006-8-10	1950	1820
2006-8-7	1950	1820
2006-8-3	1950	1820
2006-7-31	1950	1800
2006-7-27	1970	1810
2006-7-24	1980	1820
2006-7-20	2000	1850
2006-7-17	2000	1850
2006-7-13	2000	1840
2006-7-10	2020	1850
2006-7-6	2020	1850
2006-7-3	2040	1850
2006-6-29	2010	1850
2006-6-26	2030	1860
2006-6-22	2030	1900

Exhibit 3 - Comment 27

USDA United States Department of Agriculture

Foreign Agricultural Service

Circular Series
FOP 6 - 06
June 2006

Oilseeds: World Markets and Trade

Palm Oil Continues to Dominate Global Consumption in 2006/07

Price Differential (Soybean Oil minus Palm Oil)*
Soybean Oil Consumption
Palm Oil Consumption
$/MT
Million Metric Tons
300
260
220
180
140
100
60
20
-20
40
35
30
25
20
15
10
5
0
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
* - 2005/06 shows Year-to-Date Price Data for October-May

Global palm oil consumption is forecast to reach a record 37.3 MMT in 2006/07. Since 2001/02, palm oil consumption has increased 13.2 MMT, compared to an 8.7 MMT increase in soybean oil consumption. The strong growth in palm oil consumption over the last 6 years has resulted in palm oil being the dominant oil in the global market. As soybean oil prices began to rise in 2001/02, the spread between palm oil and soybean oil began to widen, increasing the competitiveness of palm oil in the world market. This lower price, compared to other major oils, primarily soybean oil, has given palm oil a competitive advantage in large oil consuming countries like India and China.

The trend of strong growth in palm oil consumption continues in 2006/07, as food use and industrial use are forecast to increase 4.5 percent (1.2 MMT) and 8.9 percent (710,000 MT), respectively. The larger food consumption forecast is driven primarily by increased palm oil demand in China and India. Growth in industrial use comes as Malaysia, China and the EU-25 expand their palm oil biofuels programs.

Approved by the World Agricultural Outlook Board/USDA

Exhibit 4-Comment 28

Source: http://sjzl.agri.gov.cn/rpt/reportControl/reports.aspx?Target=_self&ReportID=21
Please note that the above URL will show the import volume and amount of each major agriculture product by month and the accumulated volume and amount till the month specified. So by selecting December of each year one by one and press the button “Update Report”, we can get the total import volume and amount. Repeat the action for each individual year, we will get the relevant figures of all years concerned and draw the chart. Please see the following chart of soybean import volume which we collected using the method from the URL.

Year	Total Import Volume of Soybean (ton)
2007	30,821,449
2006	28,269,968
2005	26,590,649
2004	20,229,940

AgBioForum 4(3&4): Public Perceptions And Willingness-To-Pay A Premium For N... Page 1 of 11

Exhibit 5 – Comment 29

AgBioForum

Search Go

Volume 4 // Number 3 & 4 // Article 10

Back Issues | Index

Public Perceptions And Willingness-To-Pay A Premium For Non-GM Foods In The US And UK

Wanki Moon and Siva K. Balasubramanian
Southern Illinois University Carbondale

This study uses consumer survey data collected in the United States (US) and United Kingdom (UK) to examine the linkages between subjective risk and benefit perceptions and willingness-to-pay a premium for non-genetically modified (non-GM) foods. While UK consumers were significantly more willing to pay a premium to avoid GM foods than US consumers, risk and benefit perceptions clearly translated into behavioral intentions as measured with willingness-to-pay in both countries. More importantly, this paper establishes that risk perception exerts a greater impact on willingness-to-pay than benefit perception.

Key words: non-GM foods; risk and benefit perception; willingness-to-pay.

Agricultural biotechnology was hailed as a major technological breakthrough when transgenic forms of major crops appeared on the market in the mid-1990s. Since then, because of their ability to reduce pest-management costs and potentially increase yields, the adoption of biotech seeds for corn, soybean, and cotton has dramatically expanded in the United States (United States Department of Agriculture Economic Research Service [ERS], 2000). In line with the expansion in production, Hoban (1998) reported that more than 70 percent of US consumers surveyed in 1992, 1995, and 1998 supported the application of biotechnology in food production. In contrast, the situation has been dramatically different in Europe. From the beginning of the commercialization of biotech seeds, European consumers have voiced intense health and environmental concerns about foods containing genetically modified organisms (GMOs) (Zechendorf, 1998; Gaskell *et al.*, 1999). Such resistance in Europe may have caused US consumers to break their silence about GMOs in 1999. With US consumers beginning to question the credibility of the Food and Drug Administration's (FDA) approval of transgenic crops, some surveys show that GM foods have become a controversial issue in the US. For example, International Food Information Council (IFIC) surveys disclosed acceptance rates of 78% in 1997, 75% in February 1999, 63% in October 1999, and 59% in May 2000 (Priest, 2000).

Several fundamental questions arise in view of the growing concerns over the application of biotechnology in agriculture and food production. Why is there a discrepancy in public sentiments about GM foods across the US and Europe? How would consumers behave if they have the right to choose between GM and non-GM foods? What is the role of risk and benefit perceptions in determining consumers' behavior with regard to GM foods? This paper offers some empirical insights into these questions using consumer surveys administered in December, 2000, online in the United Kingdom (2,568 respondents) and via mail in the US (3,060 respondents). While consumer sentiments about agrobiotechnology vary across countries within the European Union, the United Kingdom is most likely to represent the middle ground among its 15 member nations. For example, Gaskell (2000) shows that Greece, Austria, and Luxembourg belong to the group least

In This Article
Figure 1
Table 1
Table 2
Table 3
Table 4
Table 5
Figure 2
References

About AgBioForum
Welcome to ABF
Editorial Board
Privacy Policy
Copyright Policy
Author Services
Submission
Guidelines
Manuscript *Fast*Track ™
Member Services
Become a Member
Membership
Benefits
Feedback
Contact Us
Comment on ABF

Exhibit 6-Comment 31

The following is a copy of the inspection report of Yang 02-1, the soybean seeds developed by Yanglin’s affiliate, and the English translation of inspection results contained in it.

The Report of Inspection Result
By the Center of Quality Monitoring, Inspection and Testing of Crop and Crop Products of the Department of Agriculture (Harbin)
(2001) Liang Ren (Guo) Zi No. (V1486)
No. 2003 - 74

The Entity Inspected	Yanglin Soybean Group
Sample Name	Soybean: Yang 02-1	Sample No.	2003B109
Category	Consigned	Date of Receiving Sample	Feb. 8, 2003
Date of Inspection	Feb. 11, 2003	Date of Issue	Feb. 13, 2003
Item Inspected		Unit	Inspection Result
Rough Protein		%	34.63
Rough Fat		%	23.89
Blank Hereinafter